UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.)
CPEX Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
12620N104

(CUSIP Number)
December 31, 2008

(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	12620N104	Page	2	of	6 Pages

1	NAME OF REPORTING PERSON Michael McGovern I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐ Not Applicable

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER

NUMBER OF		358,887*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		**

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		358,887*

WITH	8	SHARED DISPOSITIVE POWER

**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

358,887 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Not Applicable ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

14.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*    Includes 2,500 vested options held by Mr. McGovern and 1,250 options that vested within 60 days of December 31, 2008.
**  Mr. McGovern disclaims beneficial ownership of 10,000 shares owned by his wife.

SCHEDULE 13G

CUSIP No.	12620N104	Page	3	of	6 Pages
Item 1(a). Name of Issuer:
          CPEX Pharmacecuticals, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
2 Holland Way
Exeter, New Hampshire 03833
Item 2(a). Name of Person Filing:
          Michael McGovern
Item 2(b). Address of Principal Business Offices or, if none, Residence:
5910 Long Island Drive, NW
Atlanta, GA 30328
Item 2(c). Citizenship:
          United States of America
Item 2(d). Title of Class of Securities:
          Common Stock, par value $0.01 per share
Item 2(e). CUSIP Number:
          12620N104
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          Not applicable.
Item 4. Ownership
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

SCHEDULE 13G

CUSIP No.	12620N104	Page	4	of	6 Pages
Mr. McGovern has direct beneficial ownership of 358,887 shares, which includes 2,500 vested options and 1,250 options that vested within 60 days of December 31, 2008. Mr. McGovern disclaims beneficial ownership of 10,000 shares owned by his wife.
(b)	Percent of class:

14.4%, which is calculated based on 2,487,848 shares of common stock outstanding as of February 10, 2009.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote:

Mr. McGovern has sole voting power over 358,887 shares which he beneficially owns directly.

(ii)	Shared power to vote or direct the vote:

Mr. McGovern may be deemed to have shared voting power over 10,000 shares owned by his wife but he disclaims beneficial ownership of such shares.

(iii)	Sole power to dispose or to direct the disposition of:

Mr. McGovern has sole power to dispose or to direct the disposition of 358,887 shares which he beneficially owns directly.

(iv)	Shared power to dispose or to direct the disposition of:

Mr. McGovern may be deemed to have shared power to dispose or to direct the disposition of 10,000 shares owned by his spouse but he disclaims beneficial ownership of such shares.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
See response to Item 4(b).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable

SCHEDULE 13G

CUSIP No.	12620N104	Page	5	of	6 Pages
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certification.
Not applicable.

SCHEDULE 13G

CUSIP No.	12620N104	Page	6	of	6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2009
By:	/s/ Michael McGovern
Michael McGovern